EXHIBIT 99.1

POET Technologies Announces Design Win and Purchase Order from Leading Systems Company

To Conduct Annual General and Special Meeting Thursday, October 7, 2021

TORONTO, Oct. 05, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and telecommunication markets, announced that it has secured a commitment from a leading network systems company for a unique multi-engine design for 100G CWDM4 and 100G LR4 Optical Engines based on the POET Optical Interposer. The combined value of the NRE and the purchase order for initial units exceeds US$1.2 million.

“We have been engaged with this customer for several months on a breakthrough design to incorporate multiple optical engines in a single industry standard transceiver module, something that only a POET Optical Interposer-based engine can enable,” noted Vivek Rajgarhia, President & General Manager of POET Technologies Inc. “The LR4 product is directed at the client side of major telecom networks, using rigorous standards for data communication between a transport network backbone to data centers and customer locations globally. Our customer is already selling into the well-established telecom equipment market, and with the POET Optical Engines, will be able to offer a solution to its customers that delivers superior performance at a price that cannot be matched today by competing solutions.”

In September 2020, the prominent forecasting firm LightCounting noted an increased demand for 100G LR4 transceiver modules with a 10km reach, reversing its previous revenue forecast of a flat $300 million annually to one that increased in the 2020 - 2025 period to over $700 million annually.

Rajgarhia continued: “Modules based on the POET Optical Engine can deliver the equivalent of 200G to 400G speeds using the established 100G technology that has met standards preferred by major telcos. Our small form factor, including monolithically integrated mux and demux, are unique to POET. In CWDM4, and especially in a LR4 optical engine, our full integration and small form factor yield strong performance and cost advantages. We believe that this customer engagement represents a major market opportunity and demonstrates all of the key benefits of the POET Optical Interposer platform.”

The commitment from a Tier 1 customer and the numerous other recent customer engagements show that a market is building for the Optical Interposer’s hybrid integration approach and multiple product designs can benefit from POET’s unique platform solution.

The Company also reported that its unaudited cash balance at September 30, 2021 stood at approximately US$20 million. Additionally, it reported that the majority of the C$0.52 warrants, expiring on November 2, 2021, had been exercised during their 5-year lifetime. Approximately 11 million warrants with a value of US$4.5 million remain outstanding and unexercised.

POET Annual General and Special Meeting

POET Technologies will hold its Annual General and Special Meeting virtually via the Lumi NA on-line platform at 1:00pm EDT on Thursday, October 7, 2021. Shareholders of the Company are invited to attend.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer™ eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer™ brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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